Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: July 10, 2025

180 DEGREE CAPITAL CORP. NOTES BUSINESS AND MERGER-RELATED UPDATES INCLUDING:

•PRELIMINARY NET ASSET VALUE PER SHARE AS OF JUNE 30, 2025, OF $4.80
•THE FILING OF AN UPDATED PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FOR PROPOSED BUSINESS COMBINATION WITH MOUNT LOGAN CAPITAL INC.
•PLAN TO SCHEDULE SHAREHOLDER CALL DURING WEEK OF JULY 14, 2025.

Montclair, NJ – July 10, 2025 – 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital”) today announced its preliminary net asset value (“NAV”) per share as of June 30, 2025, of $4.80, which is an increase of approximately 8.6% from the prior quarter, and 3.4% year-to-date.

180 Degree Capital also noted the filing of an amended preliminary joint proxy statement/prospectus on Schedule 14A with the Securities and Exchange Commission (“SEC”) on Wednesday, July 9, 2025, regarding its proposed merger with Mount Logan Capital Inc. (“Mount Logan”) in an all-stock transaction (the “Business Combination”). As noted in its original press release issued on January 17, 2025, the surviving entity is expected to be a Delaware corporation operating as Mount Logan Capital Inc. (“New Mount Logan”) listed on Nasdaq under the symbol “MLCI”. In connection with the Business Combination, 180 Degree Capital shareholders will receive proportionate ownership of New Mount Logan determined by reference to 180 Degree Capital’s net asset value at closing relative to a valuation of Mount Logan of approximately $67.4 million at signing, subject to certain pre-closing adjustments.

In addition, Kevin Rendino and Daniel Wolfe plan to host a shareholder call during the week of July 14, 2025, to discuss the preliminary results from Q2 2025, and will be joined by Ted Goldthorpe, Chief Executive Officer of Mount Logan, to discuss the proposed Business Combination. The date and time of this call will be announced in a subsequent release as we gain greater clarity regarding the timing of our registration statement relating to the Business Combination being declared effective by the SEC.

“We are proud of our performance during Q2 2025, that led to a material increase in NAV during the quarter and positive year-to-date performance,” commented Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “As we mentioned in our press release on June 27, 2025, our focus is on minimizing expenses and maximizing NAV heading into our proposed Business Combination. Our year-to-date net total return (increase in net asset value per share) of $0.16, or +3.4% compares favorably to the +1.1% total return of the Russell Microcap Index. We note that this increase in NAV and outperformance includes a material portion of the ultimate total expenses of the Business Combination that will occur. I also note that our NAV continues to be negatively impacted by legal expenses incurred as a result of efforts by certain shareholders to interfere our proposed Business Combination. Our gross total return of our public investments through the first six months of 2025 of approximately +16.0% compares very favorably to the -1.1% total return of the Russell Microcap Index. Q3 2025 has started similarly well, with continued strong performance of our investment portfolio leading to a NAV as of July 8, 2025, that is approaching $5.00 per share.”

“As constructive activists, we spend a significant amount of time with our investee management teams and boards, as well as understanding the fundamentals of their businesses,” added Daniel B. Wolfe, President of 180 Degree Capital. “Through this work, we believed, and continue to believe, that there are material value creation opportunities for our holdings at least through the anticipated close of the Business Combination, subject to shareholder and regulatory approvals. While future returns may be different than those to date, we believe our performance year-to-date sets our shareholders up well to maximize NAV heading into the merger, and then the potential to build significant future value off that foundation as an operating company combined with Mount Logan.”

Mr. Rendino concluded, “We believe we are close to completing the SEC review process, which will allow 180 Degree Capital to commence its efforts to seek shareholder approval for the Business Combination. We believe this proposed Business Combination is a unique opportunity for future value creation for all of 180 Degree Capital’s shareholders. In the meantime, we appreciate the questions, comments and continued strong support from our existing and new shareholders who share in our excitement for this next chapter.”

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital Corp. ("180 Degree Capital"), Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://www.sedarplus.com. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.com/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common shares; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.